MATERIAL CHANGE REPORT UNDER
Form 51-102F3

Item 1.	Name and Address of Company

Royal Bank of Canada (“RBC”) 200 Bay Street, Royal Bank Plaza, Toronto, Ontario M5J 2J5

Item 2.	Date of Material Change

October 18, 2005

Item 3.	News Release

The attached press release was issued on October 18, 2005 at Toronto, Ontario.

Item 4.	Summary of Material Change

RBC announced that it will record a 4th quarter pre-tax charge of US$500 million (after-tax impact of US$255) for Enron-related matters.

Item 5.	Full Description of Material Change

RBC announced on October 18, 2005 that it plans to establish a litigation reserve in a pre-tax amount of US$500 million (after-tax impact of US$255), to be recorded in the fourth quarter, in respect of Enron-related matters. RBC is a defendant in a number of pending Enron-related actions, including a securities class action brought on behalf of Enron shareholders in a federal court in Texas.

Item 6.	Reliance on Subsection 7.1(2) or 3 of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No significant facts have been omitted from this report.

Item 8.	Executive Officer

For further information, please contact Janice R. Fukakusa, Chief Financial Officer at (416) 974-1896.

Item 9.	Date of Report

October 20, 2005

ROYAL BANK OF CANADA TO RECORD 4TH QUARTER PRE-TAX CHARGE OF
US$500 MILLION FOR ENRON LITIGATION
TORONTO, October 18, 2005 — Royal Bank of Canada (RY: TSX and NYSE) today announced that it plans to establish a litigation reserve in the pre-tax amount of US$500 million (after-tax impact of US$255 million), to be recorded in the fourth quarter, in respect of Enron-related matters. RBC is a defendant in a number of pending Enron-related actions, including a securities class action brought on behalf of Enron securities holders in a federal court in Texas.
     Gordon M. Nixon, President and Chief Executive Officer of RBC said, “After careful consideration and consultation, we have concluded it is appropriate and prudent to establish a litigation reserve for Enron-related matters at this time. In light of our financial strength, this litigation reserve will not affect our ability to pursue our on-going business strategies.”
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. We may make such statements in this press release, in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders or in other communications. These forward-looking statements include, among others, statements with respect to our objectives for 2005, our medium- and long-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may,” “could,” “should,” “would,” “suspect,” “outlook,” “believe,” “plan,” “anticipate,” “estimate,” “expect,” “intend,” and words and expressions of similar import are intended to identify forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and United States economies and the economies of other countries in which we conduct business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including banking, insurance and securities); judicial or regulatory judgments and legal proceedings; our ability to obtain accurate and complete information from or on behalf of our customers and counterparties; our ability to successfully realign our organizational structure, resources and processes; our ability to complete strategic acquisitions and to integrate our acquisitions successfully; the changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; and other factors that may affect future results including changes in trade policies, timely development and introduction of new products and services, changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits; the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism; and our anticipation of and success in managing the foregoing risks.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the bank, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.
Information contained in or otherwise accessible through the websites mentioned in this press release does not form a part of this press release. All references in this press release to websites are inactive textual references and are for your information only.

For further information, please contact:
Investor contact:
David Moorcroft, Royal Bank of Canada, 416-974-0520
Beja Rodeck, Royal Bank of Canada, 416-974-5506
Investor contact:
Nabanita Merchant, Royal Bank of Canada, 416-955-7803